Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Ends 2021 with 54% Revenue Growth, Strong
Profitability and Growing Margins

2022 revenue guidance of $140 million and forecasts $250 million in organic revenue in 3-4 years

Netanya, Israel, February 9, 2022 – RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today its financial results for the year and quarter ended December 31, 2021.

Highlights of Full Year 2021
•	Record revenues of $117.2 million, up 54% year-over-year;
•	Gross margin of 41% up from 37% in 2020;
•	Net income of $25.1 million compared to $5.6 million net income in 2020;
•	Adjusted EBITDA of $27.3 million (23% margin) compared to $9.7 million (13% margin) in 2020;
•	Year-end net cash position of $78.8 million.

Highlights of Q4 2021
•	Quarterly revenues of $31.8 million, up 36% year-over-year;
•	Gross margin of 41%, up from 39% in Q4 of 2020;
•	Net income of $4.9 million compared to $2.6 million net income in Q4 of 2020;
•	Adjusted EBITDA of $8.0 million (25% margin) compared to $3.9 million (17% margin) in Q4 of 2020.

Management Comment

Dov Sella, RADA's Chief Executive Officer commented, “2021 was RADA’s best year ever with top line growth of 54%, higher margins across the board and our Adjusted EBITDA almost tripled. As our guidance implies, we expect strong revenue growth to continue into 2022 and accelerate thereafter with our forecast to organically reach $250 million in three to four years. Beyond that, M&A is expected to become an accretive part of our overall growth strategy, which is aimed at enhancing our medium-term organic growth.”

Concluded Mr. Sella, “With the large investments in operations and capacity behind us, and given the expected revenue growth, we look forward to enjoying the leverage in our operating model and accelerated profit growth over the years ahead.”

2021 Fourth Quarter Summary

Revenues totaled $31.8 million in quarter, an increase of 36% compared with revenues of $23.3 million in the fourth quarter of 2020.

Gross Profit totaled $13.0 million in quarter (or 41% of revenues) compared to gross profit of $9.0 million in the fourth quarter of 2020 (or 39% of revenues).

Operating Profit was $6.0 million in the quarter compared to operating profit of $2.8 million in the fourth quarter of 2020.

Net Income in the quarter, was $4.9 million, or $0.11 per share, compared to net income of $2.6 million, or $0.06 per share, in the fourth quarter of 2020.

Adjusted EBITDA was $8.0 million (or 25% of revenues) in the quarter compared to Adjusted EBITDA of $3.9 million (or 17% of revenues) in the fourth quarter of 2020.

Full Year 2021 Results Summary

Revenues totaled $117.2 million, an increase of 54% compared to revenues of $76.2 million in 2020.

Gross Profit totaled $47.5 million (or 41% of revenues) compared to gross profit of $28.3 million (or 37% of revenues) in 2020.

Operating Profit totaled $20.3 million compared to operating profit of $5.5 million in 2020.

Net Income was $25.1 million, or $0.52 per share for the year ended December 31, 2021, compared to net income of $5.6 million, or $0.13 per share, for the year ended December 31, 2020.

Adjusted EBITDA was $27.3 million (or 23% of revenues) in 2021 compared to Adjusted EBITDA of $9.7 million (or 13% of revenues) in 2020.

As of December 31, 2021, RADA had net cash and cash equivalents of $78.8 million, compared to $35.8 million as of year-end 2020.

Investor Conference Call

The Company will host a conference call later today, starting at 09:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-723-3164; Israel 03-918-0610 and International +972-3-918-0610.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/investors following which, a link to the live webcast will be sent to you.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-765-386-200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com
Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of COVID-19 on our company and our industry, changes in military budgets, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net income according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM OPERATING INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
Net income	$25,074	$5,640	$4,820	$2,638
Tax expenses (income), net	(4,875)	-	892	-
Financial expenses (income), net	159	(167)	299	144
Depreciation	3,660	2,289	1,060	677
Employees Option Compensation	3,022	1,436	810	415
Other non-cash amortization	247	476	112	67

Adjusted EBITDA	$27,287	$9,674	$7,993	$3,941

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$78,746	$36,289
Restricted cash	492	567
Trade receivables	32,747	14,095
Contract asset	930	756
Other accounts receivable and prepaid expenses	1,946	1,637
Inventories	48,882	28,783

Total current assets	163,743	82,127

LONG-TERM ASSETS:
Investment in affiliated company	3,000	-
Long-term receivables and other deposits	244	230
Property, plant and equipment, net	19,888	13,968
Deferred tax assets	5,681	-
Operating lease right-of-use assets	11,287	10,581
Total long-term-assets	40,100	24,779
Total ASSETS	$203,843	$106,906

CURRENT LIABILITIES:
Short term loan	$-	$454
Trade payables	19,890	10,603
Other accounts payable and accrued expenses	13,445	9,855
Advances from customers	1,763	2,323
Contract Liabilities	474	232
Operating lease short term liabilities	2,262	1,885

Total current liabilities	37,834	25,352

LONG-TERM LIABILITIES:
Operating lease long-term liabilities	9,160	8,732
Accrued severance-pay and other long-term liability	783	789
Total long-term liabilities	9,943	9,521

RADA SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares on December 31, 2021 and December 31, 2020; Issued and outstanding: 49,402,847 and 43,724,446 on December 31, 2021 and on December 31, 2020 respectively	489	440
Additional paid-in capital	203,854	144,944
Accumulated deficit	(48,277)	(73,351)
Total equity	156,066	72,033

Total LIABILITIES AND EQUITY	$203,843	$106,906

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020

Revenues:	$117,236	$76,217	$31,760	$23,281

Cost of revenues	69,691	47,882	18,699	14,302

Gross profit	47,545	28,335	13,061	8,979
Operating expenses:
Research and development, net	10,014	8,846	2,536	2,378
Marketing and selling	6,235	5,017	1,626	1,346
General and administrative	10,933	8,972	2,883	2,446
Net loss from sale of fixed asset	5	27	5	27
Total operating expenses:	27,187	22,862	7,050	6,197
Operating Income	20,358	5,473	6,011	2,782

Other Financial income (expenses), net	(159)	167	(299)	(144)

Income before taxes	20,199	5,640	5,712	2,638

Tax income (expenses)	4,875	-	(892)	-

Net income	$25,074	$5,640	$4,820	$2,638

Basic net income per Ordinary share	$0.52	$0.13	$0.11	$0.06

Diluted net income per Ordinary share	$0.50	$0.13	$0.10	$0.06

Weighted average number of Ordinary shares used for computing basic net income per share	48,255,097	43,321,058	49,385,220	43,654,343

Weighted average number of Ordinary shares used for computing diluted net income per share	50,077,416	44,565,379	50,902,399	44,922,736